FILED BY GREEN BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: PATRIOT BANCSHARES, INC.

GREEN BANCORP, INC. COMMISSION FILE NO. 001-36580

The following is a transcript of a conference call hosted by Green Bancorp, Inc. (“Green”) on May 27, 2015, in connection with Green’s announcement that Green and Patriot Bancshares, Inc. (“Patriot”) have entered into a definitive merger agreement pursuant to which Patriot will merge with and into Green.

Cautionary Statement Regarding Forward-Looking Statements

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green’s and Patriot’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green’s reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Green’s and Patriot’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Green and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Green and Patriot. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Green’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Green with the SEC may be obtained free of charge at Green’s investor relations website at investors.greenbank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Green upon written request to Green Bancorp, Inc., Attn: Investor Relations, 4000 Greenbriar Street, Houston, TX 77098 or by calling (713) 275-8220.

In connection with the proposed transaction, Green intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Patriot and Green and a prospectus of Green, and will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Patriot and Green are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Green by writing to the address provided above.

Green and Patriot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. Information about Green’s participants may be found in the definitive proxy statement of Green relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 30, 2015. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

C O R P O R A T E  P A R T I C I P A N T S

John Durie, Executive Vice President & Chief Financial Officer

Manuel Mehos, Chairman of the Board & Chief Executive Officer

Geoffrey Greenwade, President & Chief Executive Officer of the Bank

Donald Perschbacher, Executive Vice President & Corporate Chief Credit Officer

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Frank Barlow, KBW

Jon Arfstrom, RBC Capital Markets

Michael Young, SunTrust Robinson Humphrey

Preeti Dixit, JP Morgan

P R E S E N T A T I O N

Operator:

Greetings, and welcome to the Green Bancorp Merger with Patriot Bancshares Conference Call.  At this time, all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, John Durie.  Thank you.  Please begin.

John Durie:

Thank you, Operator, and good afternoon, everyone.  Welcome to the Green Bank call to discuss our merger with Patriot Bancshares.  With me today are Manny Mehos, Chairman of the Board and Chief Executive Officer of the Company; Geoff Greenwade, President of the Company and Chief Executive Officer of the Bank; Donald Perschbacher, Corporate Chief Credit Officer of the Company and the Bank; and Don Ellis, Chairman and Chief Executive Officer of Patriot Bancshares.

As a reminder, a replay of this call will be available through June 3.  A slide deck to complement our discussion today is available on our website at investors.greenbank.com.

As Slide 2 indicates, many of our remarks today contain forward-looking statements based on current expectations.  These statements may often be identified with words such as “expect,” “anticipate,” “believe,” or similar indications of future expectations.  Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct.  These forward-looking statements are subject to known and unknown risks and uncertainties, and other factors, as well as general economic conditions.  Should one or more of these risks or uncertainties materialize or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those we express today, and we may not be required to update such information.  Additionally, let me refer you to our public filings where you will find factors that could cause actual results to differ materially from these forward-looking statements.

Now, I’ll turn the call over to Manny.  Manny?

Manuel Mehos:

Thank you, John, and good afternoon, everyone.  We thank you for joining us today as we discuss our merger with Patriot Bancshares.  We are very excited about this transaction, as it marks a significant step towards the realization of our strategic goal.  When we started Green Bank in 2006, our goal was, and continues to be today, to build a highly profitable $5 billion asset bank with a geographic focus on the attractive growth markets of Houston, Dallas, Fort Worth and Austin.  Our strategy was, and is, to build the Bank through both organic growth driven by our portfolio bankers, as well as select strategic acquisitions.  At the outset, we built a Senior Management Team that contained a deep expertise in M&A.  Our Team knows how to build relationships with the right merger partners, negotiate favorable transaction terms, and successfully drive the merger integration to minimize dislocation and maximize value to our Bank and our Shareholders.

Turning to Slide 3, Patriot Bancshares will be our sixth merger since we founded Green Bancorp.  Upon completion, our combined Bank will have approximately $3.6 billion in assets, $2.8 billion in gross loans, and $3 billion in deposits, across 23 locations.  We will be the 15th largest bank headquartered in Texas and the seventh largest Texas bank by deposits in the Houston Metro Area.  What makes Patriot such an attractive merger partner is their complementary branch network, which strengthens our position in the Houston and Dallas markets, and their Team of seasoned commercial bankers who fit our desired portfolio banker profile very well.  Patriot has pursued a similar business philosophy to ours, which should make integration and cultural fit easy to absorb.  Importantly, this merger provides the necessary scale for Green Bank to be a significant competitor in our markets, as well as an extremely attractive merger partner for future deals.  Upon completion, I believe that our combined Bank will have the platform necessary to accelerate our business strategy.  The financial impact of this deal is primarily driven by cost savings, which we feel very confident in our ability to achieve.  With the cost savings which we have identified, we expect the merger to be over 20% accretive to earnings in the first full year, with an earn-back period of 4.4 years.

Turning to Slide 4, we are issuing 10.8 million shares of Green Bank stock for all of the issued and outstanding shares of Patriot.  Based on the closing price of our stock yesterday of $12.96 per share, this equates to total consideration of approximately $139 million or 1.57 times Patriot’s first quarter 2015 book value, adjusted for the conversion of preferred stock that will take place prior to the closing.  The purchase price can be adjusted downward if Patriot’s tangible common equity at transaction close, net of deal-related expenses, falls short of approximately

$80 million.  No further capital will be needed to complete the transaction.  Looking forward, we continue to have adequate capital to fund the share repurchase program we announced in April, as well as for future acquisitions.  Upon completion of the merger, Green Bank Shareholders will own 71% of the combined Company and Patriot Shareholders will own 29%.  The transaction is subject to Shareholder approval and customary regulatory approvals.  We expect the merger to be completed in the fourth quarter of this year.

From a Management perspective, we are excited to welcome Patriot Bancshares’ Chairman and Chief Executive Officer, Don Ellis, to join Green Bank’s Board of Directors as Vice Chairman.  We look forward to Don’s involvement as we execute upon our strategy of building Green Bank into a premier franchise.

With that, I will turn the call over to Geoff Greenwade, President of Green Bank, to discuss the merger in more detail.  Geoff.

Geoffrey Greenwade:

Thank you, Manny.  Good afternoon.  Turning to Slide 5, Patriot Bancshares is a Houston-based banking company formed through the acquisition of First State Bank in 2005.  Patriot was founded and is led by Chairman and CEO Don Ellis.  Don has built a significant mid-market Texas bank with approximately $1.4 billion in assets and $1.1 billion in deposits.  Patriot has nine Texas-based branch locations and serves middle-market commercial customers, as well as retail customers located within their footprint.  Their target customer is very similar to ours.  We know, because we’ve been competing with them for years.

Turning to Slide 6, Patriot and Green, together, form a desirable and compelling Metro Texas branch network.  Our strategic focus in building Green Bank since our founding in 2006 has been to acquire customers who are served by branches in the best locations in the Texas triangle.  Having the right location is a key component to our success and Patriot’s branches complement ours well.  Patriot has six locations in Houston, two in Dallas and one in Honey Grove, Texas, the location of their original charter.  These branches will significantly strengthen our existing presence in the Houston and Dallas Metro Areas.

Turning to Slide 7, as Manny mentioned, our combined institution will be the 15th largest bank headquartered in Texas and the seventh largest Texas bank by deposits in the Houston Metro Area.  This places us squarely in the top tier of all Texas-based banking companies.

Turning to Slide 8, this acquisition will provide further scale in our core markets of Houston and Dallas.  Both markets maintain superior growth projections through the current decade in both population growth and GDP growth, and both markets are ranked among the top five MSAs in the country by both population and number of Fortune 500 companies domiciled.

Turning to Slide 9, while we expect the robust growth of the past few years to moderate in Houston, we see no signs of recession, as Houston remains a more diverse and dynamic economy today versus the last oil cycle.  Indeed, we view the current economic status of Houston as emerging from a moderate boom to a stable, yet growing, local economy.

Of note, Houston is the fifth most populous metro area in the US and led the nation in population growth in 2014.  Currently, there are 26 Fortune 500 companies headquartered in Houston and only New York and Chicago rank higher.  In fact, Houston alone outranks 36 states in total jobs.  Houston area unemployment has remained stable through this recent energy price decline at 4.2%, compared with 5.5% for the US as of March 2015, and it’s worth noting that Houston has the largest export market in the US, handling $353 billion of trade in 2014, with a world-renowned medical center complex that employs over 106,000 Houstonians.

I will now turn the call over to Donald to discuss our credit review.  Donald.

Donald Perschbacher:

Thank you, Geoff.  Please refer to Slide 10.  We are acquiring a portfolio that has improved significantly from difficulties encountered during the 2008 to 2010 downturn.  Patriot Management has progressively worked through credit issues and the portfolio has emerged with manageable levels of criticized and classified assets.  We are comfortable with Patriot’s credit outlook and will conservatively mark its portfolio at closing.  A rigorous review process was completed by a third-party loan review firm with significant regulatory and local market expertise, overseen by myself and Green Bank’s Senior Credit Executives.  Our due diligence included a thorough review of almost 70% of Patriot’s outstanding loans and 100% of foreclosed real estate.  We believe that given our extensive credit review, our knowledge of the local market, and our familiarity with the Patriot Management Team and bankers, this merger presents manageable risks with potential upside in the mark.

I would now like to the turn the call back over to John.

John Durie:

Thanks, Donald.  Continuing on Slide 10, our operational review concluded that Patriot’s operations are highly compatible with Green Bank’s, which should limit the impact to the Patriot customer base and reduce attrition upon integration of the Bank.  No material risks were identified.

Turning to Slide 11, the financial metrics for the transaction are very attractive.  We expect the acquisition to be over 20% accretive in the first year, driven primarily by cost synergies, with the potential for additional growth synergies over time.  Following the merger, we expect cost savings of approximately 35% of Patriot’s core non-interest expenses, excluding expenses related to their retail mortgage lending operation, which was exited in late 2014.  We expect 14% dilution to tangible book value and a TBV earn-back period of 4.4 years.  Pro forma capital will remain strong and provide flexibility to pursue our announced share repurchase program, as well as leaving sufficient dry powder to provide an element of cash in future transactions.  We believe the transaction is attractively priced relative to recent Texas transactions.

On Slide 12, you can see in the far right column post merger, our total assets will grow to $3.6 billion, with gross loans of approximately $2.8 billion and deposits of just over $3 billion.  Our branch network will grow to 23 offices, with an average $132 million in deposits per branch.  Loans to deposits will be approximately 91%, with a view to grow to 95%.  We expect significant cost savings to drive increased profitability.  Based on (inaudible) phase-in of 35% cost savings, which we feel confident in achieving, our pro forma efficiency ratio will decrease to the low 50s and our ROA will increase to approximately 1%.

On Slide 13, you will see the impact of Patriot’s loan and deposit portfolios on Green Bank.  Once the deal is closed, Patriot will add to the combined Bank’s CRE exposure, resulting in a well-diversified portfolio.  Approximately 62% of Patriot’s loans are floating rate and the fixed rate portfolio has an estimated remaining maturity of a little over four years.  In addition, Patriot’s securities portfolio has an effective duration of around three-and-a-half years.  This portfolio will be repositioned to shortened duration following closing.  Accordingly, we expect the integration of Patriot will have only a minimal impact on Green’s asset-sensitive position.

Now, I’ll turn the call back over to Manny, who will conclude our prepared remarks.  Manny?

Manuel Mehos:

Thank you, John.  To conclude, this acquisition is a significant step towards achieving our strategic goal of becoming a $5 billion asset bank.  This will be our sixth acquisition since our founding and we consider this one a game changer.  It will significantly enhance our footprint in Houston and Dallas, while providing enhanced scale and talent to drive our organic growth.  We believe our combined Bank, with such an attractive Metro Texas presence, will make us the acquirer of choice in Texas moving forward.  We remain deeply committed to creating long-term value for our Shareholders through a disciplined growth strategy that includes both organic growth and high-quality strategic acquisitions.  Today’s announcement meaningfully moves us in a positive direction and we look forward to completing the approval process, closing the transaction and welcoming the Patriot customers, employees and Shareholders to the Green Bank family in the coming months.

I will now turn the call to the Operator to take your questions.  Operator?

Operator:

Thank you.  We will now be conducting a question and answer session.  If you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star key.  One moment, please, while I poll for questions.  Thank you.

Our first question comes from the line of Frank Barlow with KBW.  Please proceed.

Frank Barlow:

Congratulations, guys, this is great.

Manuel Mehos:

Thanks, Frank.

Frank Barlow:

My first question is about the expense saved.  It’s 35% of the core number, but what is that core number if you back out those non-recurring items?

John Durie:

Yes, Frank, this is John.  That’s a great question.  We’re looking at their core non-interest expense right at $29 million.  If you take their most recent quarter, that has some loan and ROE (phon) expense in it, it looks like about $31 million, but when you back out from the LTM, the results of their mortgage operation, their retail mortgage operation which they exited, we think the number’s around $29 million, and we’re looking at our core expenses in the $18 million to $19 million range.  Frank, we built that up from the ground.  We think we’re going to add about 90 employees from the Patriot acquisition, and did quite a bit of analysis on a line-by-line basis, so we’re kind of looking at that $18 million to $19 million add in 2016.

Manuel Mehos:

John, the net reduction off of that is $13 million, right?

John Durie:

Yes, if you take the $31 million—if you’re looking at $29 million, it’s more like about an $11 million reduction.

Manuel Mehos:

Okay.

Frank Barlow:

Okay.  Then, as far as timing of the expenses saved, how long will it take for these to be fully phased in?

John Durie:

Yes, if we can get it closed, Frank, at the end of 2015, we think there will be somewhere around a million dollars, a little less than a million dollars of transitional employee expense, but we think we can get most of the one-times in 2015, so we should be pretty well phased in by the middle of 2016.

Frank Barlow:

Okay.  My second question is regarding the loan mark at 2.1%.  First of all, what is the energy exposure of Patriot and what was the mark against the energy loans?

Donald Perschbacher:

Hey, Frank, this is Donald Perschbacher; let me take that.  First of all, I think it’s important to note that Patriot does not do reserve-based lending, so that’s not going to be a significant increase in energy exposure for the combined companies.  Because Patriot does do C&I lending, they had some in the oil field service sector.  It’s an exposure level probably similar, or slightly less on a percentage basis, than Green Bank has.  It should not materially change sort of what it is as a percentage again of the combined portfolios.

I don’t want to speak to the mark specifically as to energy.  I mean, the mark will grow.  It was based upon a pretty thorough review of the portfolio, encompassing energy exposure, share exposure, and everything, and so I don’t want to say specifically that there’s an energy mark, per se, as much as we did a deep dive and came up with the 2.1% overall.

Frank Barlow:

Okay, that’s great.  Then, my last question—this puts you all at close to $4 billion in assets—how long will this deal keep you all on the sidelines as far as future M&A?

Manuel Mehos:

Twenty-four hours.  No, I’m kidding, Frank.  Operationally, these companies are very similar.  We’re both in similar businesses.  They’re an C&I lender, as we are.  We’re in similar markets.  We have a lot of—you know, the same data processor.  I think it’ll be a very fast transition.  We’re going to start working on the next deals right away.  I mean, it’s a lot of business for us.  We’re obviously not going to get anything closed soon after, but I would not hesitate to start working on deals and trying to sign some up immediately after that.

Frank Barlow:

Thanks for the color.

Manuel Mehos:

Thank you, Frank.

Operator:

Thank you.  Our next question comes from the line of Jon Arfstrom with RBC Capital Markets.  Please proceed.

Jon Arfstrom:

Okay, thanks.  Good afternoon, guys.

Manuel Mehos:

Hey, Jon.

Jon Arfstrom:

Just another numbers question.  The EPS accretion number that you’re throwing out, we haven’t had a ton of time to work through it, but what are you saying on that?  Assuming it closes by the end of ‘15, are you saying that the consensus number that’s out there, it’s 20% accretive to that for 2016?

John Durie:

Yes, we’re saying 20% accretive to the 2016 consensus, yes.

Jon Arfstrom:

Okay, good, that helps.  Is Don Ellis there?  Is he in the room?

Manuel Mehos:

No, we’re sorry.  There was a little error in our script.  He wasn’t planning to be here.  We just signed the deal this afternoon, probably 45 minutes ago, so it was sort of impossible to get together that fast.

Jon Arfstrom:

Okay, but maybe just a question for you then, Manny.

Manuel Mehos:

Mm-hmm.

Jon Arfstrom:

Why did Patriot sell and why sell to Green?

Manuel Mehos:

Well, they truly do look at it as a merger.  Don and I and Geoff have had conversations over the years and they’re at a point where they believe that the two companies together, since we’re so similar—our branches actually complement each other, we’re in the same city and we’re in the same sort of economic zones, but we’re not really that—we don’t have that much overlap where we have to close branches.  Don really felt that together there really was a better opportunity for his Shareholders joining forces with us.  This is a 100% stock deal and they’re staying in, so I don’t think he really views it as a sale.  I think he views it as an opportunity to join with us and the opportunities down the road when we exit.

Jon Arfstrom:

Okay.  Then, one of the quotes you had is this will accelerate your business strategy.  Is that just getting to the goal of $5 billion, or is there something else you’re thinking about there?

Manuel Mehos:

Yes, towards the goal—well, our stated goal of getting to $5 billion.  We’ve always said, I think—whenever we’ve had one-on-ones with people, we’ve always said that to get to that $5 billion by 2017, we would need a large transaction, and so this is that large transaction.  We want to do more.  It would be nice to be even larger than $5 billion.  We’re not going to rule out more large ones.  But, yes, that’s what we mean by that.

Jon Arfstrom:

Yes, okay, and then just one question for Don, Don P.  In terms of your loan marks, is there any change in terms of your economic forecast?  Is it just kind of a base case, what you’re seeing today; is there any assumed flow-in in that, or just give us some idea when you mark the loans what kind of outlook you’re assuming for Houston and Dallas?

Donald Perschbacher:

We took the same approach that we take on our own portfolio in terms of outlook.  I think that certainly the outlook for Houston, with what’s going on with energy, has perhaps changed a little, but it’s still a growth market and we’re still expecting growth in Houston, and so we didn’t take an overly aggressive view or an overly positive view either.  I mean, we approached it similar to the way we would our own portfolio and how we forecast going forward.

Jon Arfstrom:

Yes, okay, all right.  Thank you.

Manuel Mehos:

Thank you.

Operator:

Thank you.  Our next question comes from the line of Michael Young with SunTrust Robinson Humphrey.  Please proceed.

Michael Young:

Hey, guys, congratulations on the deal.

Manuel Mehos:

Thanks, Michael.

Male Speaker:

(Inaudible).

Michael Young:

I just want to dig a little deeper on the EPS accretion and some of the assumptions there.  I know it’s been touched on, but can you talk about a sort of underlying growth rate that may portend for Patriot?

John Durie:

Yes, Michael, it’s John.  We’re not modeling a huge growth.  In fact, in 2016, we’re thinking about somewhere around $75 million to a hundred million dollars in growth in the balance sheet, probably $75 million in loans.  We do think we’ll pay off some borrowings when we get them and (inaudible) bond portfolio, but we’re not modeling a huge growth here.  We think the team of portfolio bankers we have are not at capacity, but they’re close to capacity, and so this isn’t some kind of a, you know, take it out and grow it 20%.  I think our five-year—I don’t want to quote a number, but our five-year strategy on this thing is somewhere between 5 and 10.

Michael Young:

Okay, and aside from that, in terms of business lines, or any business niches that they’re in, is there any—you mentioned they exited the mortgage business, but is there anything that’s different than what you already have in terms of new business lines?

Geoffrey Greenwade:

Yes, Michael, this is Geoff.  They look very much similar to ours from a commercial banker and then their branch locations and how they grow deposits at those branches.  They still are in the mortgage business, but it’s more wholesale driven versus the retail side.  So, other than that, I think pretty much the rest of—you know, they do the loan, deposit, treasury management type business, like we do, and we’ll be able to introduce some of our business lines, like factoring and SBA, to them over time.

John Durie:

Michael, this is John.  I’d say we’ve done a lot of due diligence in the last few years and this one was very interesting, and sitting across from their Management and listening to them talk about their strategy and (inaudible), and all that, because we are very, very similar.  It was amazing, because a lot of the answers they gave us were the same answers we’d be giving somebody if we were sitting on that side of the table.

Michael Young:

Okay, and just one last one on their CRE portfolio, can you give a little granularity there in terms of how much is in what markets and what their sort of target clientele are?

Donald Perschbacher:

Hey, Michael, this is Don and I’ll speak to that a little bit.  One of the things that we looked at, and I think we liked about their CRE portfolio, is the diversity of product types across the spectrum.  When we looked through and we saw, whether it was owner-occupied commercial real estate or investor real estate, we saw a nice spread, certainly, in product types: office, warehouse, you know, multi-family, mini-warehouse, shopping centers, small retail.  There wasn’t any big concentrations in any one product that stood out.  Clearly, there’s a Houston, you know, majority of assets there, but where they’re located, the type of projects and the type of clientele that they’re pursuing was very similar to what we’re chasing after ourselves.  The construction portfolio was not a big item of concern, in terms of again it looked similar to the type of projects that we’re financing, from that standpoint.

Michael Young:

Okay.  Thanks, guys.

Manuel Mehos:

Thank you.

Operator:

Thank you.  As a reminder, if you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before the pressing the star key.  Thank you.

Our next question comes from the line of Preeti Dixit with JP Morgan.  Please proceed.

Preeti Dixit:

Hi, good afternoon, everyone.

Manuel Mehos:

Hey, Preeti.

John Durie:

Hey, Preeti.

Preeti Dixit:

John, I think you mentioned a million dollars of transitional employee expense.  Sorry if I missed this, but are there any other one-time costs associated with the deal?

John Durie:

Yes, our one-time costs, Preeti, will be around a little over $2 million.  They have some one-time costs on their side which will come out of their tangible book value pre closing, and we have a mechanism built into the purchase price where if their tangible book value is below, effectively, an $80 million threshold, it kind of transitions, based on time, then the purchase price is reduced.  So, we’ve kind of set a cap, if you will, on their one-time costs.

Preeti Dixit:

Got it, that’s helpful.  So, your 4.4-year earn-back, that includes the credit mark and any one-time costs is sort of a catch-all number?

John Durie:

That is correct, yes, that is correct.

Preeti Dixit:

Okay, helpful.  Then, just could you give us a sense of what the combined margin would look like, given your comments on restructuring the bond portfolio, and then maybe if there are any opportunities to lower funding costs?  It looks like their cost to deposits is trending higher than yours.

John Durie:

Yes, their cost to deposits is a little higher than ours and we think that the loan yield will kind of merge to about our loan yield.  One of the reasons why their loan yield appears a little bit smaller is because they’re not amortizing fees the way we are, and there will be about a $2.7 million rate in liquidity mark, so we believe—hang on, let me get you the numbers for sure here.  I’ve got them (inaudible) in the thing I’ve got in front of me but just a second, Preeti, sorry to…

Preeti Dixit:

No problem.

John Durie:

Preeti, let me get back to you on the combined margin.  I’ll get back to you on that in just a minute, okay, before we get off the call.

Preeti Dixit:

Okay, no problem, and then just one more to follow up.  In terms of the fee revenue stream here—I know you said they exited their mortgage business, so what should we be thinking about in terms of the non-interest income add here?

John Durie:

Yes, so we’re adding about $5 million, a little over $5 million non-interest income from the deal.  We think a portion of that will come, you know, just from treasury management, service fees, the normal things.  They’ve done a very good job of doing swaps on some of their loans, and they do it exactly the way we do it, so we do think that they’ll be able to add some swap income as we look at renewals of deals and we look at new deals through their bankers, and we certainly think 2016 will be a better year for swaps, as people start thinking about rising interest rates, and then finally we do think with their platform of bankers, we’ll be able to drive a little bit—we’ll be able to drive some more volume through our SBA platform.  Those are the main components of the $5 million.

Preeti, we’re looking at a combined margin right in the range of the guidance that we’ve given, probably a high 3.8, probably 3.85 to 3.95, is what I’d be saying, you know, combined.

Preeti Dixit:

Got it.  Okay, thanks for all that detail, John.

John Durie:

You’re welcome.

Operator:

Thank you.  We have no further questions in queue at this time.  I’d like to hand the floor back over to Manny Mehos for any closing remarks.

Manuel Mehos:

I appreciate everyone’s attendance at short notice.  We’re sorry we didn’t get this press release out until 3:30, but you know how deals get, that last-minute signature is hard to transmit sometimes, but we’re very excited about this deal, we’re excited about Patriot, it’s a fantastic bank.  We look forward to Don joining us.  As I said, this is the first of what we hope are going to be several more deals coming soon.  We were looking for a little bit larger deal and here it is, so we’re going to be out searching for more, that’s no exaggeration.  We’d invite any of you to call us with any follow-up questions, and look forward to the next one.  Thank you very much.

Operator:

Thank you.  This concludes today’s teleconference.  You may disconnect your lines at this time and thank you for your participation.